UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

FAMOUS DAVE'S of AMERICA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

307068106
(CUSIP Number)

Gary S. Kohler c/o Blue Clay Capital Management, LLC 800 Nicollet Mall, Suite 2870 Minneapolis, Minnesota 55402 Telephone Number 612-200-1740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Clay Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

439,819

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

439,819

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,819

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.85%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gary S. Kohler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

439,819

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

439,819

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,819

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.85%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Durst

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

439,819

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

439,819

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,819

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.85%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	307068106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Wright

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,000

8.	SHARED VOTING POWER

439,819

9.	SOLE DISPOSITIVE POWER

1,000

10.	SHARED DISPOSITIVE POWER

439,819

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

440,819

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.86%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	307068106

Item 1.	Security and Issuer.

The name of the issuer is FAMOUS DAVE'S of AMERICA, INC., a Minnesota corporation (the "Issuer").  The address of the Issuer's principal executive offices is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) Blue Clay Capital Management, LLC, a Delaware limited liability company ("Blue Clay Capital"), Gary S. Kohler, a United States citizen, and Brian Durst, a United States citizen, each indirectly beneficially own 5.85% of the Shares, and (ii) Adam Wright, a United States citizen, beneficially owns 5.86% of the Shares.  Blue Clay Capital, Mr. Kohler, Mr. Durst and Mr. Wright are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for Blue Clay Capital, Gary S. Kohler, Brian Durst and Adam Wright is 800 Nicollet Mall, Suite 2870, Minneapolis, Minnesota 55402.

(c)
Mr. Kohler is a Founding Principal, Portfolio Manager and Chief Investment Officer of Blue Clay Capital, an investment management firm that serves as the investment manager of its private fund clients. Mr. Durst is a Founding Principal, the Managing Director and Senior Analyst of Blue Clay Capital.  Mr. Wright is a Founding Principal, the Managing Partner and Senior Analyst of Blue Clay Capital.

(d)	None of Mr. Kohler, Mr. Durst and Mr. Wright have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares indirectly beneficially owned by the Reporting Persons came from working capital of Blue Clay Capital Master Fund Ltd. and Blue Clay Capital Partners CO I LP, each a private fund client of Blue Clay Capital, over which Mr. Kohler, Mr. Durst and Mr. Wright, through their roles at Blue Clay Capital, exercise investment discretion.  The net investment cost (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $4,581,489.64. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment.

The Reporting Persons have engaged in, and may, in the future, engage in, discussions with management and/or representatives of the board of directors of the Issuer regarding general management strategy.  The Reporting Persons may, in the future, nominate a member for the Issuer's board of directors.  The Reporting Persons reserve the right to be in contact with the members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.
Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Blue Clay Capital, Mr. Kohler and Mr. Durst may be deemed to be the beneficial owners of 439,819 Shares, constituting 5.85% of the Shares, and (ii) Mr. Wright may be deemed to be the beneficial owner of 440,819 Shares, constituting 5.86% of the Shares, each of (i) and (ii) being based upon 7,522,899 Shares outstanding as of the date hereof.

Blue Clay Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 439,819 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 439,819 Shares.

Mr. Kohler has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 439,819 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 439,819 Shares.

Mr. Durst has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 439,819 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 439,819 Shares.

Mr. Wright has the sole power to vote or direct the vote of 1,000 Shares; has the shared power to vote or direct the vote of 439,819 Shares; has the sole power to dispose or direct the disposition of 1,000 Shares; and has the shared power to dispose or direct the disposition of 439,819 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013
(Date)

Blue Clay Capital Management, LLC

By: /s/ Gary S. Kohler
Name: Gary S. Kohler Title: Founding Principal, Portfolio Manager and Chief Investment Officer
Gary S. Kohler

By: /s/ Gary S. Kohler

Adam Wright

By: /s/ Adam Wright

Brian Durst

By: /s/ Brian Durst

* The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated May 7, 2013, relating to the Common Stock, $0.01 par value of FAMOUS DAVE'S of AMERICA, INC. shall be filed on behalf of the undersigned.

May 7, 2013
(Date)

Blue Clay Capital Management, LLC

By: /s/ Gary S. Kohler
Name: Gary S. Kohler Title: Founding Principal, Portfolio Manager and Chief Investment Officer
Gary S. Kohler

By: /s/ Gary S. Kohler

Adam Wright

By: /s/ Adam Wright

Brian Durst

By: /s/ Brian Durst

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
3/01/13	Common Stock, $0.01 par value	1,502		$9.85
3/04/13	Common Stock, $0.01 par value	7,130		$10.1004
3/05/13	Common Stock, $0.01 par value	5,062		$10.1783
3/06/13	Common Stock, $0.01 par value	16,900		$10.3495
3/07/13	Common Stock, $0.01 par value	5,874		$10.4414
3/08/13	Common Stock, $0.01 par value	200		$10.485
3/12/13	Common Stock, $0.01 par value	5,082		$10.9385
3/14/13	Common Stock, $0.01 par value	10,000		$11.05
3/15/13	Common Stock, $0.01 par value	4,662		$10.9649
3/19/13	Common Stock, $0.01 par value	200		$10.75
3/20/13	Common Stock, $0.01 par value	100		$10.72
3/21/13	Common Stock, $0.01 par value	8,708		$10.7816
3/25/13	Common Stock, $0.01 par value	2,000		$10.83
3/27/13	Common Stock, $0.01 par value	3,300		$10.7455
3/28/13	Common Stock, $0.01 par value	1,000		$10.7
4/04/13	Common Stock, $0.01 par value	557		$10.7257
4/05/13	Common Stock, $0.01 par value	200		$10.67
4/08/13	Common Stock, $0.01 par value	318		$10.7937
4/09/13	Common Stock, $0.01 par value	100		$10.692
4/11/13	Common Stock, $0.01 par value	200		$10.85
4/12/13	Common Stock, $0.01 par value	4,260		$10.9765
4/15/13	Common Stock, $0.01 par value	5,400		$10.7846
4/16/13	Common Stock, $0.01 par value	200		$10.7
4/17/13	Common Stock, $0.01 par value	1,145		$10.7456
4/18/13	Common Stock, $0.01 par value	6,815		$10.7904
4/19/13	Common Stock, $0.01 par value	4,834		$10.8594
4/22/13	Common Stock, $0.01 par value	1,300		$10.7114
4/23/13	Common Stock, $0.01 par value	1,483		$10.703
4/24/13	Common Stock, $0.01 par value	2,624		$10.5453
4/24/13	Common Stock, $0.01 par value		100	$10.6801
4/25/13	Common Stock, $0.01 par value	56,800		$10.6393
4/26/13	Common Stock, $0.01 par value	2,225		$10.4717
4/29/13	Common Stock, $0.01 par value	4,343		$11.1096
4/30/13	Common Stock, $0.01 par value	1,401		$10.9786
5/01/13	Common Stock, $0.01 par value	28,899		$11.2776
5/03/13	Common Stock, $0.01 par value	944		$11.394

SK 27602 0002 1379837